RARITAN BANCORP INC.

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12b-25

                                   SEC File Number: 0-15830
                                   CUSIP Number: 753821-10-7


                          NOTIFICATION OF LATE FILING
                                  (Check One)

               [x] Form 10-K  [  ] Form 11-K [  ] Form 20-F

                    [ ]  Form 10-Q [  ]  Form N-SAR


                     For the Year Ended December 31, 1995

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Part I - Registrant Information

     Full Name of Registrant:

     Raritan Bancorp Inc.
     --------------------

     Address of Principal Executive Office (Street and Number):

     9 West Somerset Street
     ----------------------

     City, State and Zip Code:

     Raritan, New Jersey  08869
     --------------------------

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the proscribed due date; and

          (c) The accountant's statement or other exhibits required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

     Unexpected delays were incurred in EDGARizing the portions of the Annual Report to Shareholders that is to be incorporated into the Form 10-K. This is the Registrant's first Form 10-K that is to be filed in the EDGAR format.
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Part IV - Other Information

     (1) name and telephone number of person to contact in regard to this notification

Thomas F.  Tansey                            (908) 725-0080
- -----------------                            ------------------------------
(Name)                                       (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X]  Yes       [   ]  No

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X]  Yes       [  ]  No

     As previously reported by the Registrant, net income for the year ended December 31, 1995 declined by $182,000, or 6.4%, to $2.7 million, from $2.9 million for the year ended December 31, 1994.

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                                 Raritan Bancorp Inc.
                    ---------------------------------------------
                  (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 2, 1996                     By   (s) Thomas F. Tansey
     ---------------                         ------------------------
                                             Thomas F. Tansey
                                             Executive Vice President